File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES STRONG THIRD QUARTER RESULTS AND A 10% INCREASE IN DISTRIBUTIONS

CALGARY, Alberta, Canada, November 9, 2005 – Newalta Income Fund ("Newalta" or the "Fund") today announced strong financial results for the three and nine months ended September 30, 2005 and a 10% increase in distributions to $0.165 per month or $1.98 on an annualized basis.

During the past 18 months, management was added to strengthen the organization, investments were made to grow the existing operations and acquisitions were completed, all of which positioned Newalta to capitalize on robust market conditions. These initiatives, in combination with improved utilization of operational assets, have contributed significantly to the strong results delivered in the third quarter.

"We will continue to capitalize on favourable market conditions to grow our business and drive improved investor returns. The acquisition of the assets of GLP Group Inc. ("GLP"), which we announced on November 1, 2005, is an excellent fit with our current operations and will contribute immediately to our results as well as to future growth. We have increased our monthly distributions by 10%, or $0.015 per unit, to $0.165 per unit effective November 2005 and our outlook continues to be very positive through the end of 2005 and into next year," said Al Cadotte, President and Chief Executive Officer of Newalta.

Financial results and highlights for the third quarter:

- Revenue increased 43% to $65.9 million and operating expenses, as a percentage of revenue, dropped to 54% compared to 56% in the same quarter last year. EBITDA[1] and cash flow[1] both increased 52%, primarily attributable to recent growth capital initiatives, including the expansion of on-site and other services, productivity initiatives and the integration of recent acquisitions. Strong commodity prices and robust industry activity levels also contributed to the results.

- Cash available for growth and distribution[1] in the third quarter increased from $0.48 per unit to $0.79 per unit, or 65%. Of the $21.8 million of cash available for growth and distribution, 50%, or $10.8 million, was distributed to investors and the remainder utilized to fund growth capital projects.

- The Oilfield division ("Oilfield") revenue and net margin[1] increased 51% and 57% to $43.4 million and $21.6 million, respectively. As a percentage of revenue, net margin improved to 50% from 48% over the same period last year. Crude oil sales were up 32% to $5.4 million and added $1.3 million in additional net margin compared to the third quarter last year. Over half of the revenue growth in Oilfield was attributable to growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as the Green Court and Plover Lake acquisitions.

- The Industrial division ("Industrial") revenue and net margin increased 30% and 34% to $22.5 million and $4.1 million, respectively, despite the negative impact of rising commodity prices. As a percentage of revenue, net margin improved to 18.1% from 17.6% over the same period last year, notwithstanding that high crude oil prices negatively impacted net margin by an estimated $0.7 million due to decreased used oil collection revenue and increased transportation fuel costs. Excluding this effect, Industrial's revenue was up 32% and net margin was up 57% and Industrial's net margin reached 21% of revenue – a record level of performance. Successful efforts to improve asset utilization in the Industrial division are visible this quarter as the percentage increase in net margin outpaced the percentage increase in revenue.

- The business and assets of WasteCo Environmental Services Ltd. ("WasteCo"), recently acquired for approximately $7.9 million, generated performance in the third quarter which exceeded Management's expectations. Continued integration and cost rationalization is expected to drive additional margin improvement and accretion.

- Selling, general and administrative ("SG&A") costs increased by $1.9 million to $6.5 million, in the quarter, compared to $4.6 million in 2004. As a percentage of revenue, SG&A costs were down slightly to 9.8%, which is consistent with our objective of maintaining SG&A costs at approximately 10%. The increase in SG&A costs was due primarily to increased salaries and costs associated with growth in the business. For the nine months ended September 30, 2005, SG&A costs were 10.5% of revenue.

- Maintenance capital expenditures in the quarter were $2.0 million compared to $1.6 million in 2004. For the nine months ended September 30, 2005, maintenance capital was $5.6 million compared to $6.0 million in 2004. Total maintenance capital expenditures for 2005 are estimated to be $9.0 million. Growth and acquisition capital expenditures in the quarter were $13.5 million compared to $7.3 million in 2004. Including the acquisition of GLP, total capital expenditures for the year, excluding any additional acquisitions, are estimated to be $116.0 million.

- Cash distributed[1] to unitholders represented 50% of cash available for growth and distributions in the quarter and 65% for the nine months ended September 30, 2005, compared to 78% and 88% for the same periods last year, respectively. Cash available for growth and distributions grew by 65% to $21.8 million, or $0.79 per unit, compared to $13.2 million, or $0.48 per unit, in the same quarter last year. For the nine months ended September 30, 2005, cash available for growth and distributions increased 43% to $46.8 million compared to $32.8 million in 2004.

- During the third quarter the average unitholder participation rate in the Distribution Reinvestment Plan (the "DRIP") was approximately 13%, resulting in Newalta issuing 73,696 trust units. Unitholder participation in the DRIP increased to 22% for the September distribution and 23% for the October distribution.

- The balance sheet continues to remain strong. As at September 30, 2005, Newalta had a working capital ratio of 1.81, a long-term debt to 12-month trailing EBITDA ratio of 0.90 and $61.7 million of its credit facility unutilized.

- On a trailing 12-month basis, Return on Capital[1] was 24.2% and Return on Equity[1] was 19.2%, demonstrating management's ability to deliver an aggressive growth strategy while improving the profitability of the underlying business.

Other highlights for the third quarter and nine-month period, including post-period items:

- Newalta successfully completed three acquisitions up to September 30, 2005, totaling $20.1 million. On November 1, 2005, Newalta completed the $47.5 million acquisition of the assets of GLP, which with additional growth capital initiatives totaling $7.0 million to be completed by the end of 2005, is expected to generate at least $10 million of EBITDA in 2006 on a stand-alone basis. "These acquisitions represent strategic investments within our Oilfield and Industrial divisions and will continue to position Newalta favourably in the fourth quarter and into next year. We will continue to invest in, and aggressively grow, these businesses to expand our services and increase our market share. In addition, we continue to look for new growth opportunities in both western and eastern Canada to leverage our corporate infrastructure and unique operational expertise," said Al Cadotte.

- Increase of 10% in monthly unit distributions to $0.165 per unit, effective November 2005, in recognition of improved performance and an increase in cash available for growth and distribution. This represents the second increase in unit distributions during 2005, or a 32% increase since the beginning of the year.

- Strengthening of the corporate infrastructure including key additions of personnel in both operations and corporate head office in preparation for continued growth and major acquisitions.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	Three Months Ended September 30 (unaudited) 2005	2004	%Increase (Decrease)	Nine Months Ended September 30 (unaudited) 2005	2004	%Increase (Decrease)
Revenue	**65,901**	45,990	43	**161,423**	129,328	25
Operating income	**17,894**	11,446	56	**37,583**	29,802	26
Net earnings	**14,394**	10,087	43	**32,533**	27,840	17
Earnings per unit ($)	**0.52**	0.37	41	**1.18**	1.03	15
Diluted net earnings per unit ($)	**0.51**	0.36	42	**1.16**	1.01	15
EBITDA[1]	**23,711**	15,565	52	**53,488**	41,394	29
Trailing 12 month EBITDA	**-**	-		**67,020**	54,433	23
Cash flow[1]	**22,945**	15,056	52	**51,485**	40,542	27
- per unit – ($)	**0.83**	0.55	51	**1.87**	1.50	25
Maintenance capital expenditures	**2,008**	1,642	22	**5,563**	5,982	(7)
Principal repayments	**-**	-		**-**	1,500	(100)
Cash available for growth and distributions[1]	**21,760**	13,166	65	**46,820**	32,779	43
- per unit – ($)	**0.79**	0.48	65	**1.70**	1.21	40
Distributions declared	**12,477**	10,217	22	**35,850**	29,431	22
- per unit – ($)	**0.45**	0.38	18	**1.30**	1.09	19
Cash distributed[1]	**10,839**	10,216	6	**30,526**	28,843	6
Growth and acquisition capital expenditures	**13,519**	7,344	84	**33,725**	33,006	2
Weighted average units outstanding	**27,716**	27,244	2	**27,544**	27,090	2
Total units outstanding	**27,754**	27,245	2	**27,754**	27,245	2

[1] These financial measures do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis

Newalta's consolidated financial statements and notes thereto and Management's Discussion and Analysis are attached.

Management will hold a conference call on November 10, 2005 at 1:00 p.m. (ET) to discuss the Fund's performance for the three months and nine months ended September 30, 2005. To listen, please dial 1-888-334-9269 or 416-695-9709, or log onto the webcast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available at www.newalta.com and, until midnight on Thursday, November 17, 2005 by dialing 888-509-0082 or 416-695-5275.

Newalta Income Fund delivers dynamic profitable growth and since 1993 Newalta has generated average revenue growth of 30 percent per year. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 45 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

This document contains certain forward-looking statements, relating to the operations of or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses. All references to EBITDA throughout this document have the meaning set out in this note.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs. All references to cash flow and cash flow per unit throughout this document have the meaning set out in this note.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period. All references to cash distributed throughout this document have the meaning set out in this note.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses. All references to net margin throughout this document have the meaning set out in this note.

"Return on Capital" is used by management to analyze the operating performance of the company's investments in fixed assets and goodwill. Return on capital is calculated by dividing EBITDA by the average net book value

of fixed assets and goodwill. All references to return on capital throughout this document have the meaning set out in this note.

"Return on Equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings by the average unitholder's equity. All references to return on equity throughout this document have the meaning set out in this note.

The following discussion and analysis should be read in conjunction with (i) the consolidated interim financial statements of the Fund and the notes thereto for the nine months ended September 30, 2005, (ii) the consolidated financial statements of the Fund and notes thereto, the Management's Discussion and Analysis and the Annual Information Form of the Fund for the year ended December 31, 2004, and (iii) the consolidated interim financial statements of the Fund and the notes thereto and the Management's Discussion and Analysis for the nine months ended September 30, 2004.

Information for the three months and nine months ended September 30, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated November 8, 2005 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Corporate initiatives undertaken during the past 18 months, including improved utilization of operational assets, have contributed significantly to the strong results delivered in the third quarter. Improvement in the Fund's profitability and cash flow in the current quarter and year-to-date have led to the current 10% increase in monthly unit distributions, resulting in a cumulative 32% increase in distributions since the beginning of the year.

For the nine month period ended September 30, 2005, a total of $33.7 million has been invested in growth capital and acquisitions, compared to $33.0 million in 2004. Total capital expenditures, excluding any additional acquisitions, are estimated to be $116.0 million for 2005.

Revenue and operating income in the third quarter were up 43% and 56% to $65.9 million and $17.9 million, respectively, compared to $46.0 million and $11.4 million in 2004.

The Oilfield division ("Oilfield") achieved strong results with revenue and net margin up 51% and 57%, respectively. Of the $7.9 million increase in net margin, $6.6 million was the result of a combination of expanded services including on-site services, acquisitions and efficiency gains against a backdrop of higher than normal industry activity levels. Crude oil sales contributed $1.3 million in additional margin compared to the third quarter last year.

Notable improvement in the Industrial division ("Industrial") was visible this quarter through a combination of successful initiatives to improve utilization of the division's mobile and fixed facilities through growth in on-site services project work, transportation capabilities and centrifugation. Performance improved despite the negative impact of $0.7 million attributable to rising commodity prices. Industrial revenue grew by 30% to $22.5 million and net margin increased 34% to $4.1 million, compared to $17.3 million and $3.0 million, respectively, in 2004. The strengthening of the economy in British Columbia also contributed to the improvement in Industrial's performance.

Strong 2005 operating performance resulted in increased cash available for growth and distributions. Cash distributed to unitholders represented 50% of cash available for growth and distributions in the quarter and 65% for the nine months ended September 30, 2005, compared to 78% and 88% for the same periods last year, respectively. Cash available for growth and distributions grew by 65% to $21.8 million, or $0.79 per unit, compared to $13.2 million, or $0.48 per unit, in the same quarter last year. For the nine months ended September 30, 2005, cash available for growth and distributions increased 43% to $46.8 million compared to $32.8 million in 2004. Cash distributed to unitholders was $10.8 million during the quarter and $30.5 million for the nine months ended September 30, 2005.

Growth capital expenditures of $5.5 million were incurred in the quarter compared to $7.2 million in 2004. Total acquisition expenditures were $8.0 million compared to $0.2 million in 2004. On August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo") were acquired for cash consideration of

approximately $7.9 million. Initial performance has exceeded management's expectations and further improvements to profitability are anticipated as services and facilities are integrated and costs are rationalized.

Segmented information is discussed in further detail under the Results of Operations.

RESULTS OF OPERATIONS

Newalta realized 43% revenue growth in the third quarter to $65.9 million, compared to $46.0 million last year. During the quarter, Oilfield accounted for 74% or $14.7 million of the increase in revenue and Industrial accounted for 26% or $5.2 million of the increase. For the nine months ended September 30, 2005, revenue increased 25%, or $32.1 million, to $161.4 million compared to $129.3 million in 2004. Oilfield was responsible for 81%, or $26.0 million, of the revenue increase and Industrial was responsible for 19%, or $6.1 million, of the increase. Increased crude oil sales, primarily resulting from rising crude oil prices, accounted for only $2.2 million of Oilfield's $26.0 million revenue increase for the nine month period, of which $1.3 million was related to the third quarter. Industrial continued to experience the effect of high crude oil prices as collection revenue was adversely impacted by an estimated $1.2 million year to date, of which $0.5 million related to the third quarter.

Net margin growth in both divisions outpaced revenue growth during the quarter. While revenue in the quarter increased 43%, combined divisional net margin increased 53% to $25.7 million. Both divisions experienced improvements in profitability in the third quarter and operating expenses, as a percentage of revenue, were reduced to 54% from 56% in 2004. Year-to-date, operating expenses were 56% of revenue compared to 58% in the prior year.

OILFIELD

Revenue from Oilfield is generated primarily from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue is derived from day to day production-related volume. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield accounted for approximately 61% of Newalta's total assets and generated 66% of Newalta's revenue in the third quarter.

Oilfield revenue increased 51% to $43.4 million, from $28.7 million, and net margin increased 57% to $21.6 million, from $13.7 million. Over half of the revenue growth in Oilfield was attributable to growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as the Green Court and Plover Lake acquisitions. The remaining revenue growth was attributable to increased crude oil sales and oilfield activity levels driven by rising commodity prices.

The total volume of crude oil recovered in the third quarter increased by 33% to 331,043 barrels compared to 249,537 barrels in 2004. Recovered crude oil sales increased by $1.3 million to $5.4 million compared to $4.1 million in 2004. The volume of crude oil sold to Newalta's account was 82,248 barrels compared to 85,079 barrels in 2004, representing a 3% decrease. This decrease was a function of increased high oil content waste that resulted in more oil being transferred to the customer's account. The price per barrel sold in the third quarter increased by 37% to an average price of Cdn $65.55 per barrel compared to an average price of Cdn $47.86 per barrel in 2004.

Growth capital expenditures in the division were $3.3 million compared to $5.1 million in 2004. Maintenance capital expenditures were $1.4 million compared to the same amount in 2004.

The outlook for Oilfield for the remainder of 2005 remains strong. Higher than normal activity levels are continuing into the fourth quarter and they are expected to remain strong as producers take advantage of favourable commodity prices. Management's strategic growth focus in on-site services, satellites and partnerships, in addition to continued contribution from growth capital investments and acquisitions made in 2004 and 2005, are expected to continue to positively impact performance.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including lubricating oil, and provides mobile on-site services in western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

During the quarter, Industrial accounted for 32% of Newalta's total assets and generated 34% of Newalta's total revenue.

Industrial revenue for the third quarter increased 30% to $22.5 million compared to $17.3 million in 2004. Net margin increased 34% to $4.1 million compared to $3.0 million in 2004. As a percentage of revenue, net margin improved to 18.1% from 17.6%, over the same period last year. Excluding the negative $0.7 million margin impact attributable to high crude oil prices, as a percentage of revenue Industrial's net margin reached 21.2% of revenue – a record level of performance.

Revenue for Industrial continued to shift in favour of service revenue, which is less sensitive to commodity prices. Approximately $8.9 million or 39% of revenue during the quarter was derived from product sales as compared to $7.7 million or 45% in 2004. The balance of Industrial's revenue was derived primarily from services which include on-site services, collection and processing fees, which increased 42% to $13.6 million compared to $9.6 million in the same quarter of 2004.

Revenue and margin increases have been driven primarily by improved utilization of Industrial's mobile and fixed facilities. This includes increased utilization of mobile equipment to leverage on-site "point of waste generation" opportunities with centralized processing capabilities. The increase in on-site services and mobile equipment utilization has resulted in increased wastewater and sludge volumes received at our service facilities which contributed to improved margins. Oil recycling revenue increased 6% in the quarter attributable to increased used oil feedstock volumes and improved product prices.

Growth capital expenditures in the third quarter were $0.4 million compared to $1.7 million in 2004. Maintenance capital expenditures were $0.5 million compared to $0.7 million in 2004.

Industrial will continue to focus on increasing utilization of its fleet of mobile equipment for on-site services, leveraging its centrifugation expertise in sludge processing, developing product markets and expanding wastewater processing, as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital investments in 2004 and 2005, is anticipated to contribute to strong performance in the years ahead.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased $1.9 million or 41% to $6.5 million compared to $4.6 million in the third quarter of 2004. SG&A costs as a percentage of revenue were 9.8%, which is consistent with management's continued goal to maintain SG&A costs, as a percent of revenue, at 10%. The increase in SG&A costs was due primarily to $1.1 million of increased salaries and related costs, with the remaining increase due to additional WasteCo SG&A, corporate governance, advertising and other costs associated with growth in the business.

Depreciation and accretion increased $1.3 million, or 37%, to $4.9 million compared to $3.6 million in the same quarter of last year. Included in depreciation and accretion was a $0.3 million one-time charge related to the write-down of an impaired asset. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion were 7.5% compared to 7.8% in the third quarter of 2004.

Interest expense increased by $0.4 million to $0.9 million in the third quarter compared to $0.5 million in 2004. The increase was a result of higher average debt levels in the third quarter of 2005 compared to 2004. Total debt at the

end of the third quarter was $60.6 million compared to $31.8 million at the end of the same period in 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current income tax expense of $0.2 million was comparable to the amount reported in the same quarter of 2004. Future income tax increased by $2.1 million to $3.4 million in the third quarter compared to $1.2 million in 2004. The increase was directly attributable to the increase in earnings. Current tax expense was primarily related to large corporation taxes and provincial capital taxes. Based on our projected levels of capital spending and anticipated earnings, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes.

Operating income increased by 56% to $17.9 million from $11.4 million in the third quarter of 2004. For the nine months ended September 30, 2005, operating income improved by 26% to $37.6 million compared to $29.8 million in 2004.

Net earnings for the quarter increased 43% to $14.4 million compared to $10.1 million in 2004. Diluted earnings per unit were $0.51 per unit compared to $0.36 in 2004, representing an increase of 42%.

As at November 8, 2005 the Fund had issued 28,964,543 units outstanding and outstanding rights to acquire up to 1,481,900 units.

SUMMARY OF QUARTERLY RESULTS

	2005			2004				2003
($000s except per unit data) (unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	**65,901**	47,037	48,487	49,339	45,990	40,449	42,888	40,098
Operating income	**17,894**	8,674	11,015	8,941	11,447	8,095	10,260	9,938
Net earnings	**14,394**	8,344	9,795	8,364	10,088	7,880	9,872	9,171
Earnings per unit ($)	**0.52**	0.30	0.36	0.31	0.37	0.29	0.37	0.35
Diluted earnings per unit ($)	**0.51**	0.30	0.35	0.30	0.36	0.28	0.36	0.35
Weighted average units	**27,716**	27,574	27,343	27,265	27,244	27,147	26,878	25,966
Diluted units	**28,190**	28,028	27,910	27,866	27,756	27,608	27,463	26,515

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For the Oilfield division, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24% in the first quarter, 23% in the second quarter, 26% in the third quarter and 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP in Canadian dollars.

LIQUIDITY

Newalta generated cash flow of $22.9 million, or $0.83 per unit, representing a 52% increase, compared to $15.1 million, or $0.55 per unit, in the third quarter of 2004. On a year-to-date basis, cash flow increased by 27% to $51.5 million, or $1.87 per unit, compared to $40.5 million, or $1.50 per unit, in 2004.

Maintenance capital expenditures in the quarter were $2.0 million compared to $1.6 million in 2004.

No principal payments were made in the third quarter and according to the terms of the credit facility, no further principal repayments are due until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility, at the earliest.

Cash distributed during the quarter represented 50% of cash available for growth and distributions and 65% for the nine months ended September 30, 2005. For the three months ended September 30, 2005, cash available for growth and distributions was $10.9 million in excess of cash distributed. On a year-to-date basis, $16.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

(unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2005**	2004	**2005**	2004
Cash flow	**22.9**	15.1	**51.5**	40.5
Maintenance capital	**(2.0)**	(1.6)	**(5.6)**	(6.0)
Asset retirement and deferred costs	**-**	(0.3)	**-**	(0.2)
Proceeds on sale of capital assets	**0.8**	-	**0.9**	-
Principal repayments	**-**	-	**-**	(1.5)
Cash available for growth and distributions	**21.7**	13.2	**46.8**	32.8
Cash distributed	**(10.8)**	(10.2)	**(30.5)**	(28.8)
Excess cash	**10.9**	3.0	**16.3**	4.0

Distributions declared in the quarter were 57% of cash available for growth and distributions compared to 78% for the same period in 2004. For the nine months ended September 30, 2005, distributions declared were 77% of cash available for growth and distributions compared to 90% in the prior year.

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At September 30, 2005, Newalta had a long-term debt to 12-month trailing EBITDA ratio of 0.90 and a working capital ratio of 1.81. Newalta does not have a stability rating.

At September 30, 2005, Newalta had working capital of $30.2 million, up from $21.4 million at December 31, 2004. The increase in working capital is primarily the result of excess cash that was not distributed to unitholders. At current activity levels, working capital of $30.2 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business.

For the nine months ended September 30, 2005, with the exception of the credit facility, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2004. The Corporation entered into a new credit agreement on July 28, 2005. Under the terms of the agreement, the extendible term facility to fund growth capital, acquisition expenditures and financial security requirements was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital remaining at $25.0 million. Letters of credit provided as financial security to third parties totaled $7.7 million at September 30, 2005.

The total estimated future cost for asset retirement at September 30, 2005 was $15.1 million. The net present value of this amount, $5.5 million, has been accrued on the consolidated balance sheet at September 30, 2005.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the third quarter of 2005, a total of $1.6 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 13%,

resulting in Newalta issuing 73,696 trust units. Unitholder participation in the DRIP increased to 22% for the September distribution and 23% for the October distribution.

CAPITAL RESOURCES

Total capital expenditures in the third quarter were $15.5 million compared to $8.9million in 2004. Maintenance capital expenditures in the quarter were $2.0 million compared to $1.6 million in 2004. Total maintenance capital expenditures for 2005 are on track to be approximately $9.0 million. Maintenance capital is funded from cash flow. A total of $5.5 million was invested on internal growth projects in the quarter compared to $7.1 million in 2004. It is estimated that spending on internal growth projects will be approximately $30.0 million for 2005. Total acquisition expenditures in the third quarter were $8.0 million compared to $0.2 million in 2004. On August 1, 2005 substantially all of the assets of WasteCo, an oilfield and industrial waste management operation, were acquired for total cash consideration of approximately $7.9 million. In addition, on November 1, 2005 the drill-site waste management and drilling fluids assets of GLP Group Inc. ("GLP") were acquired for a total purchase price of $47.5 million consisting of $23.5 million in cash with the balance paid through the issuance of 1,167,883 units at a price of $20.55 per unit. The cash portion of the acquisition was funded from working capital and the extendible term facility. An additional $7.0 million growth capital investment in GLP, expected in the fourth quarter, will also be funded from working capital and the extendible term facility. Total capital expenditures for the year are estimated to be approximately $116.0 million, excluding any additional acquisitions. Future expenditures for growth capital will be funded from working capital and the extendible term facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures for the third quarter and nine months ended September 30, 2005 are summarized as follows:

(unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2005**	**2004**	**2005**	**2004**
Growth capital	**5.5**	7.1	**13.6**	17.0
Acquisitions	**8.0**	0.2	**20.1**	16.0
Total growth and acquisition capital	**13.5**	7.3	**33.7**	33.0
Maintenance capital	**2.0**	1.6	**5.6**	6.0
Total capital expenditures	**15.5**	8.9	**39.3**	39.0

Newalta's new credit facility provides for a $25.0 million extendible operating term facility plus a $105.0 million extendible term facility. At September 30, 2005, Newalta had $20.4 million of unutilized extendible operating line and $41.3 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services in the third quarter of 2005 was $0.1 million compared to $0.1 million in 2004. For the nine months ended September 30, 2005 these legal services were $0.3 million compared to $0.3 million in 2004.

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the third quarter of 2005 was $9 thousand compared to $0.3 million in 2004. For the nine months ended September 30, 2005, total revenue from Paramount Resources Ltd. was $0.5 million compared to $0.5 million in 2004.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered

into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts,* which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta does not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	September 30, 2005	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	**50,994**	40,885
Inventories	**9,153**	7,214
Prepaid expenses	**3,864**	1,075
Future income tax	**3,600**	3,600
	67,611	52,774
Capital assets	**278,234**	255,197
Intangibles	**4,311**	3,212
Goodwill	**13,212**	13,212
Deferred costs	**550**	550
	363,918	324,945
LIABILITIES		
Current liabilities		
Accounts payable	**33,249**	27,996
Distributions payable (Note 10)	**4,163**	3,412
	37,412	31,408
Long-term debt (Note 5)	**60,624**	36,617
Future income taxes	**45,947**	41,347
Asset retirement obligation (Note 11)	**5,511**	4,875
	149,494	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 6)	**161,916**	154,170
Contributed surplus	**975**	1,678
Accumulated earnings	**150,000**	117,467
Accumulated cash distributions (Note 10)	**(98,467)**	(62,617)
	214,424	210,698
	363,918	324,945

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s) (unaudited)	For the Three Months Ended September 30 2005	2004	For the Nine Months Ended September 30 2005	2004
Revenue	**65,901**	45,990	**161,423**	129,328
Expenses				
Operating	**35,711**	25,829	**91,046**	75,085
Selling, general and administrative	**6,479**	4,596	**16,889**	12,849
Interest	**878**	518	**2,160**	844
Depreciation and accretion	**4,939**	3,601	**13,745**	10,748
	48,007	34,544	**123,840**	99,526
Operating income	**17,894**	11,446	**37,583**	29,802
Provisions for income taxes				
Current	**150**	150	**450**	450
Future (Note 8)	**3,350**	1,209	**4,600**	1,512
	3,500	1,359	**5,050**	1,962
Net earnings	**14,394**	10,087	**32,533**	27,840
Accumulated earnings, beginning of period, as reported	**135,606**	99,015	**117,467**	81,123
Cumulative effect of change in accounting policy (Note 2b)	**-**	-	**-**	139
Accumulated earnings, end of period	**150,000**	109,102	**150,000**	109,102
Earnings per unit (Note 9)	**$0.52**	$0.37	**$1.18**	$1.03
Diluted earnings per unit (Note 9)	**$0.51**	$0.36	**$1.16**	$1.01

Newalta Income Fund

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended September 30 2005	2004	For the Nine Months Ended September 30 2005	2004
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings	**14,394**	10,087	**32,533**	27,840
Items not requiring cash:				
Depreciation and accretion	**4,939**	3,601	**13,745**	10,748
Future income taxes	**3,350**	1,209	**4,600**	1,512
Amortization of lease inducements	**86**	-	**202**	-
Stock compensation expense	**176**	159	**405**	442
	22,945	15,056	**51,485**	40,542
(Increase) in non-cash working capital	**(6,572)**	(4,547)	**(4,437)**	(5,401)
Asset retirement costs incurred	**-**	(222)	**(40)**	(250)
	16,373	10,287	**47,008**	34,891
INVESTING ACTIVITIES				
Additions to capital assets	**(7,538)**	(8,798)	**(19,172)**	(22,949)
Net proceeds on sale of capital assets	**823**	-	**938**	22
Acquisitions (Note 4)	**(7,989)**	(188)	**(20,116)**	(16,039)
Decrease (increase) in non-cash working capital	**469**	(491)	**(4,204)**	(1,189)
Deferred costs	**-**	(26)	**-**	(53)
	(14,235)	(9,503)	**(42,554)**	(40,208)
FINANCING ACTIVITIES				
Issuance of units	**48**	42	**2,065**	3,378
Increase in debt	**8,653**	11,000	**24,007**	14,498
Distributions to unitholders	**(10,839)**	(10,216)	**(30,526)**	(28,843)
	(2,138)	826	**(4,454)**	(10,967)
Net cash inflow (outflow)	**-**	1,610	**-**	(16,284)
Cash (bank indebtedness), beginning of period	**-**	(5,365)	**-**	12,529
Bank indebtedness, end of period	**-**	(3,755)	**-**	(3,755)

Supplementary information:

Interest paid	**1,343**	353	**2,357**	1,004
Income taxes paid	**79**	138	**375**	462

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2005 and 2004
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services.

1) Summary of Significant Accounting Policies

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those set out in the Fund's annual financial statements for the year ended December 31, 2004. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004 as contained in the Annual Report for fiscal 2004.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2005 and 2004.

2) Changes in Accounting Policies

a) **Variable Interest Entities:** In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

b) **Asset retirement obligations:** In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard was effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $15,082. The cumulative effect of this change in accounting standards was an increase to retained earnings at January 1, 2004 of $139.

3) **Seasonality of Operations**

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) **Acquisitions**

a) On March 1, 2005 the Corporation acquired an oilfield facility in Green Court, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. On August 1, 2005 substantially all of the assets of an oilfield and industrial waste management company were acquired. The amount of the consideration paid and the fair values of the assets received were:

	March 1, 2005	April 15, 2005	August 1, 2005	Total
Total cash consideration	8,096	4,107	7,913	20,116
Plant, equipment, and landfills	7,162	4,308	6,334	17,804
Intangibles	1,000	-	500	1,500
Net working capital	-	-	1,159	1,159
Asset retirement obligation	(66)	(201)	(80)	(347)
Total	8,096	4,107	7,913	20,116

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired the assets of a centrifuge rental business located in Nisku, Alberta on June 1, 2004. The amount of the consideration paid and the fair values of the assets received were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	Total
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	-	-	300		300
Plant and equipment	1,570	2,277	2,963	4,513	11,323
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	-	500	-		500
Goodwill	-	1,400	1,030		2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,202	4,798	5,010	16,039

In both 2005 and 2004 the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the closing date of the acquisition, for each acquisition. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

5) **Long-term Debt**

	September 30, 2005	December 31, 2004
Extendible operating term facility	**4,624**	2,617
Extendible term facility	**56,000**	34,000
	60,624	36,617

Effective July 28, 2005 the Corporation secured an amended and restated credit facility which provided for a $25,000 extendible operating term facility plus a $105,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. Currently the operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on May 18, 2006. If an extension is not granted, principal repayments for the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

6) **Unitholders' Capital**

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units	Amount
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Contributed surplus on rights exercised	-	1,109
Rights exercised	252	2,065
Units issued under the DRIP	208	4,572
Units outstanding as at September 30, 2005	**27,754**	**161,916**

On October 15, 2004, the Fund implemented a Distribution Reinvestment Plan (the "DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February, 2005, increasing to $0.15 per unit for the months of March through September 2005, for total declared distributions of $1.30 per unit for the nine months ending September 30, 2005. During the three months ending September 30, 2005, $10,839 of cash was distributed to unitholders ($10,216 in the same three month period of 2004). During the nine month period $30,526 of cash was distributed to unitholders ($28,843 during the same period in 2004).

7) **Rights to Acquire Trust Units**

	Exchange rights	Weighted Average Exercise Price	Trust unit rights incentive plan	Weighted Average Exercise Price
Balance, December 31, 2004	35	$0.01	1,284	11.46
Forfeited	-		(6)	9.08
Exercised	(35)	$0.01	(216)	9.56
Granted	-	-	400	23.22
Balance, September 30, 2005	**-**	**-**	**1,462**	**14.97**

On March 22, 2005, rights to acquire up to 40,000 units were granted to certain employees of the Corporation at the market price of $23.90 per unit, and valued on the date of issuance at $1.67 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 19.75%

On May 17, 2005, rights to acquire up to 360,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $23.14 per unit, and valued on the date of issuance at $1.66 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.1%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 20.25%.

8) **Income Tax**

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

9) **Earnings per Unit**

Basic per unit calculations for the three months and nine months ended September 30, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2005	2004	**2005**	2004
Weighted average number of units	**27,716**	27,244	**27,544**	27,090
Net additional units if rights exercised	**474**	512	**468**	461
Diluted weighted average number of units	**28,190**	27,756	**28,012**	27,551

10) **Reconciliation of Unitholder Distributions Declared and Paid**

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs	**22,945**	15,056	**51,485**	40,542
Maintenance capital expenditures	**(2,008)**	(1,642)	**(5,563)**	(5,982)
Asset retirement and deferred costs	**-**	(248)	**(40)**	(303)
Net proceeds on sales of fixed assets	**823**	-	**938**	22
Principal repayments	**-**	-	**-**	(1,500)
Cash available for growth and distributions	**21,760**	13,166	**46,820**	32,779
Unitholder distributions declared	**12,477**	10,217	**35,850**	29,431
- per unit - $	**0.450**	0.375	**1.300**	1.085
Unitholder distributions – paid in cash	**10,839**	10,216	**30,526**	28,843
Unitholder distributions – units issued	**1,627**	-	**4,572**	-
- paid in cash – per unit $	**0.392**	0.375	**1.131**	1.065
- issued units – per unit $	**0.058**	-	**0.169**	-

Reconciliation of Accumulated Unitholder Distributions:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash	(36,247)
Unitholder distributions declared	(3,412)
	(39,659)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(31,687)
Unitholder distributions declared	(4,163)
	(35,850)
Balance, September 30, 2005	**(98,467)**

11) Reconciliation of Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,511 ($4,875 at December 31, 2004) based on a total estimated future liability of $15,082. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15 to 20 year range. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Asset retirement obligation, beginning of period	**5,320**	5,033	**4,875**	4,736
Additional retirement obligations added through acquisitions	**80**	-	**347**	134
Costs incurred to fulfill obligations	**-**	(222)	**(40)**	(250)
Accretion	**111**	93	**329**	284
Asset retirement obligation, end of period	**5,511**	4,904	**5,511**	4,904

12) Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $67 ($111 in 2004) and $290 for the nine month period ended September 30, 2005 ($346 in 2004).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month period was $9 ($275 in 2004) and during the nine month period ended September 30, 2005 was $517 ($502 in 2004).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

14) Subsequent Events

On November 1, 2005 the Corporation acquired the drill-site waste management and drilling fluid assets of GLP Group Inc. The purchase price of $47.5 million consisted of $23.5 million in cash with the balance paid through the issuance of 1,167,883 Newalta Income Fund units at a price of $20.55 per unit.

15) Segmented Information

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30 ($000s)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	43,446	22,455			65,901
Inter segment revenue[1]	348	(13)	(335)		-
Operating expense	19,006	17,040	(335)		35,711
Depreciation and accretion	3,195	1,332		412	4,939
Net margin	21,593	4,070		(412)	25,251
Selling, general and administrative				6,479	6,479
Interest expense				878	878
Operating income	21,593	4,070		(7,769)	17,894
Capital expenditures	6,790	7,730		1,007	15,527
Goodwill	12,182	1,030			13,212
Total assets	223,402	117,776		22,740	363,918

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,698	17,292			45,990
Inter segment revenue[1]	260	(75)	(185)		-
Operating expense	13,122	12,892	(185)		25,829
Depreciation and accretion	2,102	1,279		220	3,601
Net margin	13,734	3,046		(220)	16,560
Selling, general and administrative				4,596	4,596
Interest expense				518	518
Operating income	13,734	3,046		(5,334)	11,446
Capital expenditures	6,785	1,694		507	8,986
Goodwill	12,182	1,030			13,212
Total assets	197,872	99,557		14,785	312,214

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30 ($000s)

2005	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**107,381**	**54,042**			**161,423**
Inter segment revenue[1]	**626**	**16**	**(642)**		**-**
Operating expense	**49,747**	**41,941**	**(642)**		**91,046**
Depreciation and accretion	**8,272**	**3,940**		**1,533**	**13,745**
Net margin	**49,988**	**8,177**		**(1,533)**	**56,632**
Selling, general and administrative				**16,889**	**16,889**
Interest expense				**2,160**	**2,160**
Operating income	**49,988**	**8,177**		**(20,582)**	**37,583**
Capital expenditures	**24,728**	**8,963**		**5,597**	**39,288**
Goodwill	**12,182**	**1,030**			**13,212**
Total assets	**223,402**	**117,776**		**22,740**	**363,918**

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	81,345	47,983			129,328
Inter segment revenue[1]	361	(52)	(309)		-
Operating expense	38,186	37,208	(309)		75,085
Depreciation and accretion	6,383	3,706		659	10,748
Net margin	37,137	7,017		(659)	43,495
Selling, general and administrative				12,849	12,849
Interest expense				844	844
Operating income	37,137	7,017		(14,352)	29,802
Capital expenditures	26,055	10,301		2,632	38,988
Goodwill	12,182	1,030			13,212
Total assets	197,872	99,557		14,785	312,214

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.


NAL.UN: TSX

NEWALTA INCOME FUND • QUARTERLY REPORT • 2005 • NEWALTA.COM

Q3 FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Third quarter revenue increased 43% to $65.9 million and operating expenses, as a percentage of revenue, were reduced to 54% compared to 56% last year. EBITDA[1] and cash flow[1] both increased 52%, attributable primarily to recent growth capital initiatives, including the expansion of on-site and other services, productivity initiatives and the successful integration of acquisitions.
- Cash available for growth and distribution[1] increased 65%, from 48¢ per unit to 79¢ per unit this quarter. Of the $21.8 million of cash available for growth and distribution, $10.8 million, or 50%, was distributed[1] to investors with the remainder utilized to fund growth capital projects.
- Monthly distributions were increased 10% to 16.5¢ per unit, effective November 2005, recognizing the strong financial performance and the increase in cash available for growth and distribution. This represents the second increase in monthly cash distributions during 2005, a 32% increase since the beginning of the year.
- Oilfield revenue and net margin[1] increased 51% and 57% in third quarter to $43.4 million and $21.6 million, respectively. As a percentage of revenue, net margin improved to 50% from 48%.
- Industrial revenue and net margin increased 30% and 34% in third quarter to $22.5 million and $4.1 million, respectively, despite the negative impact of rising commodity prices. As a percentage of revenue, net margin improved to 18.1% from 17.6%.
- As a percentage of revenue, SG&A costs were reduced to 9.8%, which is consistent with our objective of maintaining SG&A costs at approximately 10%.
- On November 1, 2005, we completed the $47.5 million acquisition of the assets of GLP Group Inc., which with additional growth capital initiatives totaling $7.0 million to be completed by the end of 2005, is expected to generate at least $10.0 million of EBITDA in 2006 on a stand-alone basis.
- Third quarter maintenance capital expenditures were $2.0 million compared to $1.6 million last year. Maintenance capital expenditures for 2005 are estimated to be $9.0 million. Growth and acquisition capital expenditures in third quarter were $13.5 million, including the acquisition of WasteCo Environmental Services Ltd. for $7.9 million, compared to $7.3 million last year. Total capital expenditures for 2005, excluding any additional acquisitions, are estimated to be $116.0 million.
- On a trailing 12-month basis to September 30, 2005, return on capital[1] was 24.2% and return on equity[1] was 19.2%, demonstrating our ability to deliver an aggressive growth strategy while improving the profitability of the underlying business.

DELIVERING SUPERIOR VALUE

FINANCIAL RESULTS AND HIGHLIGHTS						
	Three Months Ended September 30			*Nine Months Ended September 30*		
($000s except per unit data) *(unaudited)*	2005	2004	% INCREASE (DECREASE)	2005	2004	% INCREASE (DECREASE)
Revenue	65,901	45,990	43	161,423	129,328	25
Operating income	17,894	11,446	56	37,583	29,802	26
Net earnings	14,394	10,087	43	32,533	27,840	17
Earnings per unit ($)	0.52	0.37	41	1.18	1.03	15
Diluted net earnings per unit ($)	0.51	0.36	42	1.16	1.01	15
EBITDA[1]	23,711	15,565	52	53,488	41,394	29
Trailing 12 month EBITDA	—	—	—	67,020	54,433	23
Cash flow[1]	22,945	15,056	52	51,485	40,542	27
– per unit – ($)	0.83	0.55	51	1.87	1.50	25
Maintenance capital expenditures	2,008	1,642	22	5,563	5,982	(7)
Principal repayments	—	—	—	—	1,500	(100)
Cash available for growth and distributions[1]	21,760	13,166	65	46,820	32,779	43
– per unit – ($)	0.79	0.48	65	1.70	1.21	40
Distributions declared	12,477	10,217	22	35,850	29,431	22
– per unit – ($)	0.45	0.38	18	1.30	1.09	19
Cash distributed[1]	10,839	10,216	6	30,526	28,843	6
Growth and acquisition capital expenditures	13,519	7,344	84	33,725	33,006	2
Weighted average units outstanding	27,716	27,244	2	27,544	27,090	2
Total units outstanding	27,754	27,245	2	27,754	27,245	2

[1] These financial measures do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Newalta's consolidated financial statements and notes thereto and Management's Discussion and Analysis are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

This document contains certain forward-looking statements, relating to the operations of or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operates, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses. All references to EBITDA throughout this document have the meaning set out in this note.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs. All references to cash flow and cash flow per unit throughout this document have the meaning set out in this note.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed

is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period. All references to cash distributed throughout this document have the meaning set out in this note.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses. All references to net margin throughout this document have the meaning set out in this note.

"Return on Capital" is used by management to analyze the operating performance of the company's investments in fixed assets and goodwill. Return on capital is calculated by dividing EBITDA by the average net book value of fixed assets and goodwill. All references to return on capital throughout this document have the meaning set out in this note.

"Return on Equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings by the average unitholder's equity. All references to return on equity throughout this document have the meaning set out in this note.

The following discussion and analysis should be read in conjunction with (i) the consolidated interim financial statements of the Fund and the notes thereto for the nine months ended September 30, 2005, (ii) the consolidated financial statements of the Fund and notes thereto, the Management's Discussion and Analysis and the Annual Information Form of the Fund for the year ended December 31, 2004, and (iii) the consolidated interim financial statements of the Fund and the notes thereto and the Management's Discussion and Analysis for the nine months ended September 30, 2004.

Information for the three months and nine months ended September 30, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated November 8, 2005 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Corporate initiatives undertaken during the past 18 months, including improved utilization of operational assets, have contributed significantly to the strong results delivered in the third quarter. Improvement in the Fund's profitability and cash flow in the current quarter and year-to-date have led to the current 10% increase in monthly unit distributions, resulting in a cumulative 32% increase in distributions since the beginning of the year.

For the nine month period ended September 30, 2005, a total of $33.7 million has been invested in growth capital and acquisitions, compared to $33.0 million in 2004. Total capital expenditures, excluding any additional acquisitions, are estimated to be $116.0 million for 2005.

Revenue and operating income in the third quarter were up 43% and 56% to $65.9 million and $17.9 million, respectively, compared to $46.0 million and $11.4 million in 2004.

The Oilfield division ("Oilfield") achieved strong results with revenue and net margin up 51% and 57%, respectively. Of the $7.9 million increase in net margin, $6.6 million was the result of a combination of expanded services including on-site services, acquisitions and efficiency gains against a backdrop of higher than normal industry activity levels. Crude oil sales contributed $1.3 million in additional margin compared to the third quarter last year.

Notable improvement in the Industrial division ("Industrial") was visible this quarter through a combination of successful initiatives to improve utilization of the division's mobile and fixed facilities through growth in on-site services project work, transportation capabilities and centrifugation. Performance improved despite the negative impact of $0.7 million attributable to rising commodity prices. Industrial revenue grew by 30% to $22.5 million and net margin increased 34% to $4.1 million, compared to $17.3 million and $3.0 million, respectively, in 2004. The strengthening of the economy in British Columbia also contributed to the improvement in Industrial's performance.

Strong 2005 operating performance resulted in increased cash available for growth and distributions. Cash distributed to unitholders represented 50% of cash available for growth and distributions in the quarter and 65% for the nine months ended September 30, 2005, compared to 78% and 88% for the same periods last year, respectively. Cash available for growth and distributions grew by 65% to $21.8 million, or $0.79 per unit, compared to $13.2 million, or $0.48 per unit, in the same quarter last year. For the nine months ended September 30, 2005, cash available for growth and distributions increased 43% to $46.8 million compared to $32.8 million in 2004. Cash distributed to unitholders was $10.8 million during the quarter and $30.5 million for the nine months ended September 30, 2005.

Growth capital expenditures of $5.5 million were incurred in the quarter compared to $7.2 million in 2004. Total acquisition expenditures were $8.0 million compared to $0.2 million in 2004. On August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo") were acquired for cash consideration of approximately $7.9 million. Initial performance has exceeded management's expectations and further improvements to profitability are anticipated as services and facilities are integrated and costs are rationalized.

Segmented information is discussed in further detail under the Results of Operations.

RESULTS OF OPERATIONS

Newalta realized 43% revenue growth in the third quarter to $65.9 million, compared to $46.0 million last year. During the quarter, Oilfield accounted for 74% or $14.7 million of the increase in revenue and Industrial accounted for 26% or $5.2 million of the increase. For the nine months ended September 30, 2005, revenue increased 25%, or $32.1 million, to $161.4 million compared to $129.3 million in 2004. Oilfield was responsible for 81%, or $26.0 million, of the revenue increase and Industrial was responsible for 19%, or $6.1 million, of the increase. Increased crude oil sales, primarily resulting from rising crude oil prices, accounted for only $2.2 million of Oilfield's $26.0 million revenue increase for the nine month period, of which $1.3 million was related to the third quarter. Industrial continued to experience the effect of high crude oil prices as collection revenue was adversely impacted by an estimated $1.2 million year to date, of which $0.5 million related to the third quarter.

Net margin growth in both divisions outpaced revenue growth during the quarter. While revenue in the quarter increased 43%, combined divisional net margin increased 53% to $25.7 million. Both divisions experienced improvements in profitability in the third quarter and operating expenses, as a percentage of revenue, were reduced to 54% from 56% in 2004. Year-to-date, operating expenses were 56% of revenue compared to 58% in the prior year.

OILFIELD

Revenue from Oilfield is generated primarily from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue is derived from day to day production-related volume. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield accounted for approximately 61% of Newalta's total assets and generated 66% of Newalta's revenue in the third quarter.

Oilfield revenue increased 51% to $43.4 million, from $28.7 million, and net margin increased 57% to $21.6 million, from $13.7 million. Over half of the revenue growth in Oilfield was attributable to growth capital initiatives related to the expansion of on-site services, satellites and partnerships, as well as the Green Court and Plover Lake acquisitions. The remaining revenue growth was attributable to increased crude oil sales and oilfield activity levels driven by rising commodity prices.

The total volume of crude oil recovered in the third quarter increased by 33% to 331,043 barrels compared to 249,537 barrels in 2004. Recovered crude oil sales increased by $1.3 million to $5.4 million compared to $4.1 million in 2004. The volume of crude oil sold to Newalta's account was 82,248 barrels compared to 85,079 barrels in 2004, representing a 3% decrease. This decrease was a function of increased high oil content waste that resulted in more oil being transferred to the customer's account. The price per barrel sold in the third quarter increased by 37% to an average price of Cdn $65.55 per barrel compared to an average price of Cdn $47.86 per barrel in 2004.

Growth capital expenditures in the division were $3.3 million compared to $5.1 million in 2004. Maintenance capital expenditures were $1.4 million compared to the same amount in 2004.

The outlook for Oilfield for the remainder of 2005 remains strong. Higher than normal activity levels are continuing into the fourth quarter and they

are expected to remain strong as producers take advantage of favourable commodity prices. Management's strategic growth focus in on-site services, satellites and partnerships, in addition to continued contribution from growth capital investments and acquisitions made in 2004 and 2005, are expected to continue to positively impact performance.

INDUSTRIAL

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including lubricating oil, and provides mobile on-site services in western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

During the quarter, Industrial accounted for 32% of Newalta's total assets and generated 34% of Newalta's total revenue.

Industrial revenue for the third quarter increased 30% to $22.5 million compared to $17.3 million in 2004. Net margin increased 34% to $4.1 million compared to $3.0 million in 2004. As a percentage of revenue, net margin improved to 18.1% from 17.6%, over the same period last year. Excluding the negative $0.7 million margin impact attributable to high crude oil prices, as a percentage of revenue Industrial's net margin reached 21.2% of revenue — a record level of performance.

Revenue for Industrial continued to shift in favour of service revenue, which is less sensitive to commodity prices. Approximately $8.9 million or 39% of revenue during the quarter was derived from product sales as compared to $7.7 million or 45% in 2004. The balance of Industrial's revenue was derived primarily from services which include on-site services, collection and processing fees, which increased 42% to $13.6 million compared to $9.6 million in the same quarter of 2004.

Revenue and margin increases have been driven primarily by improved utilization of Industrial's mobile and fixed facilities. This includes increased utilization of mobile equipment to leverage on-site "point of waste generation" opportunities with centralized processing capabilities. The increase in on-site services and mobile equipment utilization has resulted in increased wastewater and sludge volumes received at our service facilities which contributed to improved margins. Oil recycling revenue increased 6% in the quarter attributable to increased used oil feedstock volumes and improved product prices.

Growth capital expenditures in the third quarter were $0.4 million compared to $1.7 million in 2004. Maintenance capital expenditures were $0.5 million compared to $0.7 million in 2004.

Industrial will continue to focus on increasing utilization of its fleet of mobile equipment for on-site services, leveraging its centrifugation expertise in sludge processing, developing product markets and expanding wastewater processing, as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital investments in 2004

and 2005, is anticipated to contribute to strong performance in the years ahead.

CORPORATE AND OTHER

Selling, general and administrative ("SG&A") costs increased $1.9 million or 41% to $6.5 million compared to $4.6 million in the third quarter of 2004. SG&A costs as a percentage of revenue were 9.8%, which is consistent with management's continued goal to maintain SG&A costs, as a percent of revenue, at 10%. The increase in SG&A costs was due primarily to $1.1 million of increased salaries and related costs, with the remaining increase due to additional WasteCo SG&A, corporate governance, advertising and other costs associated with growth in the business.

Depreciation and accretion increased $1.3 million, or 37%, to $4.9 million compared to $3.6 million in the same quarter of last year. Included in depreciation and accretion was a $0.3 million one-time charge related to the write-down of an impaired asset. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion were 7.5% compared to 7.8% in the third quarter of 2004.

Interest expense increased by $0.4 million to $0.9 million in the third quarter compared to $0.5 million in 2004. The increase was a result of higher average debt levels in the third quarter of 2005 compared to 2004. Total debt at the end of the third quarter was $60.6 million compared to $31.8 million at the end of the same period in 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current income tax expense of $0.2 million was comparable to the amount reported in the same quarter of 2004. Future income tax increased by $2.1 million to $3.4 million in the third quarter compared to $1.2 million in 2004. The increase was directly attributable to the increase in earnings. Current tax expense was primarily related to large corporation taxes and provincial capital taxes. Based on our projected levels of capital spending and anticipated earnings, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes.

Operating income increased by 56% to $17.9 million from $11.4 million in the third quarter of 2004. For the nine months ended September 30, 2005, operating income improved by 26% to $37.6 million compared to $29.8 million in 2004.

Net earnings for the quarter increased 43% to $14.4 million compared to $10.1 million in 2004. Diluted earnings per unit were $0.51 per unit compared to $0.36 in 2004, representing an increase of 42%.

As at November 8, 2005 the Fund had issued 28,964,543 units outstanding and outstanding rights to acquire up to 1,481,900 units.

SUMMARY OF QUARTERLY RESULTS

	2005			2004				2003
($000s except per unit data) (unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	65,901	47,037	48,487	49,339	45,990	40,449	42,888	40,098
Operating income	17,894	8,674	11,015	8,941	11,447	8,095	10,260	9,938
Net earnings	14,394	8,344	9,795	8,364	10,088	7,880	9,872	9,171
Earnings per unit ($)	0.52	0.30	0.36	0.31	0.37	0.29	0.37	0.35
Diluted earnings per unit ($)	0.51	0.30	0.35	0.30	0.36	0.28	0.36	0.35
Weighted average units	27,716	27,574	27,343	27,265	27,244	27,147	26,878	25,966
Diluted units	28,190	28,028	27,910	27,866	27,756	27,608	27,463	26,515

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For the Oilfield division, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24% in the first quarter, 23% in the second quarter, 26% in the third quarter and 27% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP in Canadian dollars.

LIQUIDITY

Newalta generated cash flow of $22.9 million, or $0.83 per unit, representing a 52% increase, compared to $15.1 million, or $0.55 per unit, in the third quarter of 2004. On a year-to-date basis, cash flow increased by 27% to $51.5 million, or $1.87 per unit, compared to $40.5 million, or $1.50 per unit, in 2004.

Maintenance capital expenditures in the quarter were $2.0 million compared to $1.6 million in 2004.

No principal payments were made in the third quarter and according to the terms of the credit facility, no further principal repayments are due until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility, at the earliest.

Cash distributed during the quarter represented 50% of cash available for growth and distributions and 65% for the nine months ended September 30, 2005. For the three months ended September 30, 2005, cash available for growth and distributions was $10.9 million in excess of cash distributed. On a year-to-date basis, $16.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($ millions) (unaudited)	*Three Months Ended September 30* 2005	2004	*Nine Months Ended September 30* 2005	2004
Cash flow	22.9	15.1	51.5	40.5
Maintenance capital	(2.0)	(1.6)	(5.6)	(6.0)
Asset retirement and deferred costs	—	(0.3)	—	(0.2)
Proceeds on sale of capital assets	0.8	—	0.9	—
Principal repayments	—	—	—	(1.5)
Cash available for growth and distributions	21.7	13.2	46.8	32.8
Cash distributed	(10.8)	(10.2)	(30.5)	(28.8)
Excess cash	10.9	3.0	16.3	4.0

Distributions declared in the quarter were 57% of cash available for growth and distributions compared to 78% for the same period in 2004. For the nine months ended September 30, 2005, distributions declared were 77% of cash available for growth and distributions compared to 90% in the prior year.

The Fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At September 30, 2005, Newalta had a long-term debt to 12-month trailing EBITDA ratio of 0.90 and a working capital ratio of 1.81. Newalta does not have a stability rating.

At September 30, 2005, Newalta had working capital of $30.2 million, up from $21.4 million at December 31, 2004. The increase in working capital is primarily the result of excess cash that was not distributed to unitholders. At current activity levels, working capital of $30.2 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business.

For the nine months ended September 30, 2005, with the exception of the credit facility, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2004. The Corporation entered into a new credit agreement on July 28, 2005. Under the terms of the agreement, the extendible term facility to fund growth capital, acquisition expenditures and financial security requirements was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital remaining at $25.0 million. Letters of credit provided as financial security to third parties totaled $7.7 million at September 30, 2005.

The total estimated future cost for asset retirement at September 30, 2005 was $15.1 million. The net present value of this amount, $5.5 million, has been accrued on the consolidated balance sheet at September 30, 2005.

The Distribution Reinvestment Plan (the "DRIP") provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the third quarter of 2005, a total of $1.6 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 13%, resulting in Newalta issuing 73,696 trust units. Unitholder participation in the DRIP increased to 22% for the September distribution and 23% for the October distribution.

CAPITAL RESOURCES

Total capital expenditures in the third quarter were $15.5 million compared to $8.9 million in 2004. Maintenance capital expenditures in the quarter were $2.0 million compared to $1.6 million in 2004. Total maintenance capital expenditures for 2005 are on track to be approximately $9.0 million. Maintenance capital is funded from cash flow. A total of $5.5 million was invested on internal growth projects in the quarter compared to $7.1 million in 2004. It is estimated that spending on internal growth projects will be approximately $30.0 million for 2005. Total acquisition expenditures in the third quarter were $8.0 million compared to $0.2 million in 2004. On August 1, 2005 substantially all of the assets of WasteCo, an oilfield and industrial waste management operation, were acquired for total cash consideration of approximately $7.9 million. In addition, on November 1, 2005 the drill-site waste management and drilling fluids assets of GLP Group Inc. ("GLP") were acquired for a total purchase price of $47.5 million consisting of $23.5 million in cash with the balance paid through the issuance of 1,167,883 units at a price of $20.55 per unit. The cash portion of the acquisition was funded from working capital and the extendible term facility. An additional $7.0 million growth capital investment in GLP, expected in the fourth quarter, will also be funded from working capital and the extendible term facility. Total capital expenditures for the year are estimated to be approximately $116.0 million, excluding any additional acquisitions. Future expenditures for growth capital will be funded from working capital and the extendible term facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures for the third quarter and nine months ended September 30, 2005 are summarized as follows:

	Three Months Ended September 30		*Nine Months Ended September 30*	
($ millions) (unaudited)	2005	2004	2005	2004
Growth capital	5.5	7.1	13.6	17.0
Acquisitions	8.0	0.2	20.1	16.0
Total growth and acquisition capital	13.5	7.3	33.7	33.0
Maintenance capital	2.0	1.6	5.6	6.0
Total capital expenditures	15.5	8.9	39.3	39.0

Newalta's new credit facility provides for a $25.0 million extendible operating term facility plus a $105.0 million extendible term facility. At September 30, 2005, Newalta had $20.4 million of unutilized extendible operating line and $41.3 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate

Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services in the third quarter of 2005 was $0.1 million compared to $0.1 million in 2004. For the nine months ended September 30, 2005 these legal services were $0.3 million compared to $0.3 million in 2004.

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the third quarter of 2005 was $9 thousand compared to $0.3 million in 2004. For the nine months ended September 30, 2005, total revenue from Paramount Resources Ltd. was $0.5 million compared to $0.5 million in 2004.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

VARIABLE INTEREST ENTITIES

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity

investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to Accounting Guideline 13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement. The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts*, which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta does not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	September 30, 2005	December 31, 2004
ASSETS		
Current assets		
Accounts receivable	50,994	40,885
Inventories	9,153	7,214
Prepaid expenses	3,864	1,075
Future income tax	3,600	3,600
	67,611	52,774
Capital assets	278,234	255,197
Intangibles	4,311	3,212
Goodwill	13,212	13,212
Deferred costs	550	550
	363,918	324,945
LIABILITIES		
Current liabilities		
Accounts payable	33,249	27,996
Distributions payable (Note 10)	4,163	3,412
	37,412	31,408
Long-term debt (Note 5)	60,624	36,617
Future income taxes	45,947	41,347
Asset retirement obligation (Note 11)	5,511	4,875
	149,494	114,247
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 6)	161,916	154,170
Contributed surplus	975	1,678
Accumulated earnings	150,000	117,467
Accumulated cash distributions (Note 10)	(98,467)	(62,617)
	214,424	210,698
	363,918	324,945

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s) (unaudited)	For the Three Months Ended September 30 2005	2004	For the Nine Months Ended September 30 2005	2004
Revenue	65,901	45,990	161,423	129,328
Expenses				
Operating	35,711	25,829	91,046	75,085
Selling, general and administrative	6,479	4,596	16,889	12,849
Interest	878	518	2,160	844
Depreciation and accretion	4,939	3,601	13,745	10,748
	48,007	34,544	123,840	99,526
Operating income	17,894	11,446	37,583	29,802
Provisions for income taxes				
Current	150	150	450	450
Future (Note 8)	3,350	1,209	4,600	1,512
	3,500	1,359	5,050	1,962
Net earnings	14,394	10,087	32,533	27,840
Accumulated earnings, beginning of period, as reported	135,606	99,015	117,467	81,123
Cumulative effect of change in accounting policy (Note 2b)	—	—	—	139
Accumulated earnings, end of period	150,000	109,102	150,000	109,102
Earnings per unit (Note 9)	$ 0.52	$ 0.37	$ 1.18	$ 1.03
Diluted earnings per unit (Note 9)	$ 0.51	$ 0.36	$ 1.16	$ 1.01

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended September 30 2005	For the Three Months Ended September 30 2004	For the Nine Months Ended September 30 2005	For the Nine Months Ended September 30 2004
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings	14,394	10,087	32,533	27,840
Items not requiring cash:				
Depreciation and accretion	4,939	3,601	13,745	10,748
Future income taxes	3,350	1,209	4,600	1,512
Amortization of lease inducements	86	—	202	—
Stock compensation expense	176	159	405	442
	22,945	15,056	51,485	40,542
(Increase) in non-cash working capital	(6,572)	(4,547)	(4,437)	(5,401)
Asset retirement costs incurred	—	(222)	(40)	(250)
	16,373	10,287	47,008	34,891
INVESTING ACTIVITIES				
Additions to capital assets	(7,538)	(8,798)	(19,172)	(22,949)
Net proceeds on sale of capital assets	823	—	938	22
Acquisitions (Note 4)	(7,989)	(188)	(20,116)	(16,039)
Decrease (increase) in non-cash working capital	469	(491)	(4,204)	(1,189)
Deferred costs	—	(26)	—	(53)
	(14,235)	(9,503)	(42,554)	(40,208)
FINANCING ACTIVITIES				
Issuance of units	48	42	2,065	3,378
Increase in debt	8,653	11,000	24,007	14,498
Distributions to unitholders	(10,839)	(10,216)	(30,526)	(28,843)
	(2,138)	826	(4,454)	(10,967)
Net cash inflow (outflow)	—	1,610	—	(16,284)
Cash (bank indebtedness), beginning of period	—	(5,365)	—	12,529
Bank indebtedness, end of period	—	(3,755)	—	(3,755)
Supplementary information:				
Interest paid	1,343	353	2,357	1,004
Income taxes paid	79	138	375	462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
($000S EXCEPT PER UNIT DATA) (UNAUDITED)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With an integrated network of facilities, Newalta provides innovative waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiary companies and have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. The accounting principles applied are consistent with those set out in the Fund's annual financial statements for the year ended December 31, 2004. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2004 as contained in the Annual Report for fiscal 2004.

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2005 and 2004.

2) CHANGES IN ACCOUNTING POLICIES

A) VARIABLE INTEREST ENTITIES:

In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

B) ASSET RETIREMENT OBLIGATIONS:

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard was effective for all fiscal years beginning

on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $15,082. The cumulative effect of this change in accounting standards was an increase to retained earnings at January 1, 2004 of $139.

3) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

4) ACQUISITIONS

a) On March 1, 2005 the Corporation acquired an oilfield facility in Green Court, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. On August 1, 2005 substantially all of the assets of an oilfield and industrial waste management company were acquired. The amount of the consideration paid and the fair values of the assets received were:

	March 1, 2005	April 15, 2005	August 1, 2005	TOTAL
Total cash consideration	8,096	4,107	7,913	20,116
Plant, equipment, and landfills	7,162	4,308	6,334	17,804
Intangibles	1,000	—	500	1,500
Net working capital	—	—	1,159	1,159
Asset retirement obligation	(66)	(201)	(80)	(347)
Total	8,096	4,107	7,913	20,116

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired the assets of a centrifuge rental business located in Nisku, Alberta on June 1, 2004. The amount of the

consideration paid and the fair values of the assets received were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	TOTAL
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	—	—	300	—	300
Plant and equipment	1,570	2,277	2,963	4,513	11,323
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	—	500	—	—	500
Goodwill	—	1,400	1,030	—	2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,202	4,798	5,010	16,039

In both 2005 and 2004 the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the closing date of the acquisition, for each acquisition. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

5) LONG-TERM DEBT

	September 30, 2005	December 31, 2004
Extendible operating term facility	4,624	2,617
Extendible term facility	56,000	34,000
	60,624	36,617

Effective July 28, 2005 the Corporation secured an amended and restated credit facility which provided for a $25,000 extendible operating term facility plus a $105,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. Currently the operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on May 18, 2006. If an extension is not granted, principal repayments for the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

6) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	UNITS	AMOUNT
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Contributed surplus on rights exercised	—	1,109
Rights exercised	252	2,065
Units issued under the DRIP	208	4,572
Units outstanding as at September 30, 2005	**27,754**	**161,916**

On October 15, 2004, the Fund implemented a Distribution Reinvestment Plan (the "DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February, 2005, increasing to $0.15 per unit for the months of March through September 2005, for total declared distributions of $1.30 per unit for the nine months ending September 30, 2005. During the three months ending September 30, 2005, $10,839 of cash was distributed to unitholders ($10,216 in the same three month period of 2004). During the nine month period $30,526 of cash was distributed to unitholders ($28,843 during the same period in 2004).

7) RIGHTS TO ACQUIRE TRUST UNITS

	EXCHANGE RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE	TRUST UNIT RIGHTS INCENTIVE PLAN	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	35	$0.01	1,284	11.46
Forfeited	—	—	(6)	9.08
Exercised	(35)	$0.01	(216)	9.56
Granted	—	—	400	23.22
Balance, September 30, 2005	—	—	1,462	14.97

On March 22, 2005, rights to acquire up to 40,000 units were granted to certain employees of the Corporation at the market price of $23.90 per unit, and valued on the date of issuance at $1.67 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 19.75%

On May 17, 2005, rights to acquire up to 360,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $23.14 per unit, and valued on the date of issuance at $1.66 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.1%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 20.25%.

8) INCOME TAX

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

9) EARNINGS PER UNIT

Basic per unit calculations for the three months and nine months ended September 30, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

	Three Months Ended September 30		*Nine Months Ended September 30*	
	2005	2004	2005	2004
Weighted average number of units	27,716	27,244	27,544	27,090
Net additional units if rights exercised	474	512	468	461
Diluted weighted average number of units	28,190	27,756	28,012	27,551

10) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	Three Months Ended September 30		*Nine Months Ended September 30*	
	2005	2004	2005	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs	22,945	15,056	51,485	40,542
Maintenance capital expenditures	(2,008)	(1,642)	(5,563)	(5,982)
Asset retirement and deferred costs	—	(248)	(40)	(303)
Net proceeds on sales of fixed assets	823	—	938	22
Principal repayments	—	—	—	(1,500)
Cash available for growth and distributions	21,760	13,166	46,820	32,779
Unitholder distributions declared	12,477	10,217	35,850	29,431
– per unit – $	0.450	0.375	1.300	1.085
Unitholder distributions – paid in cash	10,839	10,216	30,526	28,843
Unitholder distributions – units issued	1,627	—	4,572	—
– paid in cash – per unit $	0.392	0.375	1.131	1.065
– issued units – per unit $	0.058	—	0.169	—

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash	(36,247)
Unitholder distributions declared	(3,412)
	(39,659)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(31,687)
Unitholder distributions declared	(4,163)
	(35,850)
Balance, September 30, 2005	**(98,467)**

11) RECONCILIATION OF ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,511 ($4,875 at December 31, 2004) based on a total estimated future liability of $15,082. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15 to 20 year range. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

	Three Months Ended September 30 2005	2004	*Nine Months Ended September 30* 2005	2004
Asset retirement obligation, beginning of period	5,320	5,033	4,875	4,736
Additional retirement obligations added through acquisitions	80	—	347	134
Costs incurred to fulfill obligations	—	(222)	(40)	(250)
Accretion	111	93	329	284
Asset retirement obligation, end of period	5,511	4,904	5,511	4,904

12) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period was $67 ($111 in 2004) and $290 for the nine month period ended September 30, 2005 ($346 in 2004).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the three month period was $9 ($275 in 2004) and during the nine month period ended September 30, 2005 was $517 ($502 in 2004).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) COMPARATIVE FIGURES

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

14) SUBSEQUENT EVENTS

On November 1, 2005 the Corporation acquired the drill-site waste management and drilling fluid assets of GLP Group Inc. The purchase price of $47.5 million consisted of $23.5 million in cash with the balance paid through the issuance of 1,167,883 Newalta Income Fund units at a price of $20.55 per unit.

15) SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30 ($000s)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	43,446	22,455			65,901
Inter segment revenue[1]	348	(13)	(335)		—
Operating expense	19,006	17,040	(335)		35,711
Depreciation and accretion	3,195	1,332		412	4,939
Net margin	21,593	4,070		(412)	25,251
Selling, general and administrative				6,479	6,479
Interest expense				878	878
Operating income	21,593	4,070		(7,769)	17,894
Capital expenditures	6,790	7,730		1,007	15,527
Goodwill	12,182	1,030			13,212
Total assets	223,402	117,776		22,740	363,918

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,698	17,292			45,990
Inter segment revenue[1]	260	(75)	(185)		—
Operating expense	13,122	12,892	(185)		25,829
Depreciation and accretion	2,102	1,279		220	3,601
Net margin	13,734	3,046		(220)	16,560
Selling, general and administrative				4,596	4,596
Interest expense				518	518
Operating income	13,734	3,046		(5,334)	11,446
Capital expenditures	6,785	1,694		507	8,986
Goodwill	12,182	1,030			13,212
Total assets	197,872	99,557		14,785	312,214

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30 ($000s)

2005	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	107,381	54,042			161,423
Inter segment revenue[1]	626	16	(642)		-
Operating expense	49,747	41,941	(642)		91,046
Depreciation and accretion	8,272	3,940		1,533	13,745
Net margin	49,988	8,177		(1,533)	56,632
Selling, general and administrative				16,889	16,889
Interest expense				2,160	2,160
Operating income	49,988	8,177		(20,582)	37,583
Capital expenditures	24,728	8,963		5,597	39,288
Goodwill	12,182	1,030			13,212
Total assets	223,402	117,776		22,740	363,918

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	81,345	47,983			129,328
Inter segment revenue[1]	361	(52)	(309)		—
Operating expense	38,186	37,208	(309)		75,085
Depreciation and accretion	6,383	3,706		659	10,748
Net margin	37,137	7,017		(659)	43,495
Selling, general and administrative				12,849	12,849
Interest expense				844	844
Operating income	37,137	7,017		(14,352)	29,802
Capital expenditures	26,055	10,301		2,632	38,988
Goodwill	12,182	1,030			13,212
Total assets	197,872	99,557		14,785	312,214

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Business Development

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

STOCK EXCHANGE

The Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

We have expanded our website to include more detailed information on Newalta Income Fund and Newalta Corporation. For the most current news, visit newalta.com.

NEWALTA

1200, 333 – 11 AVENUE SW
CALGARY, ALBERTA, CANADA
T2R 1L9
TELEPHONE (403) 266-6556
FAX (403) 262-7348

NEWALTA.COM

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109FT2

BARE CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund, (the issuer) for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

(signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

NEWALTA
Better ways to manage waste

COPY

November 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 9, 2005;

2. Interim Report for the nine months ended September 30, 2005 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CEO; and

4. Form 52-109 FT2 - Certification of Annual Filings during Transition Period – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com